December 9, 2010

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Ossen Innovation Co., Ltd.
Registration Statement on Form F-1
Filed December 3, 2010
File No. 333-168496

VIA FACSIMILE

Dear Ms. Long:

On December 8, 2010, the undersigned requested acceleration of the effective date and time of the above-referenced Registration Statement to 4:30 p.m., Washington D.C. time, on December 9, 2010.  The undersigned hereby withdraw such request until further notice.

Thank you for your assistance throughout the review process.

GLOBAL HUNTER SECURITIES, LLC By: /s/ Barney Monte Name: Barney Monte Title: Managing Director KNIGHT CAPITAL MARKETS LLC By: /s/ William Kelly Name: William Kelly Title: Managing Director